                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                            (NAME OF SUBJECT COMPANY)

                   CAPITAL REALTY INVESTORS II LTD PARTNERSHIP
                         A MARYLAND LIMITED PARTNERSHIP
                             AT $100.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE


-------------------------------------------------------------------------------------------------------------
                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                               $1,000,000                                               $200.00
-------------------------------------------------------------------------------------------------------------
*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION
         ASSUMES THE PURCHASE OF 10,000 UNITS AT A PURCHASE PRICE OF $100 PER
         UNIT IN THE PARTNERSHIP.

[X]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
         0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS
         PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT
         NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

-------------------------------------------------------------------------------------------------------------
         AMOUNT PREVIOUSLY PAID:    $200.00                                FILING        EQUITY RESOURCE
         FORM OF REGISTRATION NO.:  SCHEDULE TO                            PARTY:        LEXINGTON FUND

                                                                                         LIMITED
                                                                                         PARTNERSHIP
                                                                                         NOT APPLICABLE

                                                                           DATE FILED:   JUNE 22, 2001
-------------------------------------------------------------------------------------------------------------


                                 AMENDMENT NO. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 22, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 10,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 22, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEM 1

         ITEM 1--SUMMARY TERM SHEET

         The twelfth question of the Summary Term Sheet is amended in its entirety to read as follows:

                    "What does the partnership think of the offer?

                    On July 5, 2001, CRI, Inc., the general partner of the Partnership, filed a Schedule 14D-9 with the Securities and Exchange Commission (the "SEC") advising limited partners to reject the Purchaser's offer."

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 19, 2001      Equity Resource Lexington Fund Limited Partnership,
                            a Massachusetts limited partnership

                            By:  /S/    EGGERT DAGBJARTSSON
                                        ------------------------------
                                        Eggert Dagbjartsson
                                        General Partner

                            Equity Resources Group, Inc.

                            A Massachusetts Corporation

                            By:  /S/    EGGERT DAGBJARTSSON
                                        ------------------------------
                                        Eggert Dagbjartsson
                                        Executive Vice President

                            Eggert Dagbjartsson

                            By:  /S/    EGGERT DAGBJARTSSON
                                        ------------------------------
                                        Eggert Dagbjartsson
                                        Eggert Dagbjartsson

                  EXHIBIT INDEX

---------------- --------------------------------------------------------------
EXHIBIT NO.                           DESCRIPTION
---------------- --------------------------------------------------------------
(a)(1) -         Offer to Purchase, dated June 22, 2001*
---------------- --------------------------------------------------------------
(a)(2) -         Transmittal letter, dated June 22, 2001*
---------------- --------------------------------------------------------------
(a)(3) -         Agreement of Sale*
---------------- --------------------------------------------------------------
(a)(4)           Summary Advertisement*
---------------- --------------------------------------------------------------
(a)(5)--         Not applicable.
---------------- --------------------------------------------------------------
(b) -            Not applicable.
---------------- --------------------------------------------------------------
(c) -            Not applicable.
---------------- --------------------------------------------------------------
(d)              Not applicable
---------------- --------------------------------------------------------------
(e) -            Not applicable.
---------------- --------------------------------------------------------------
(f) -            Not applicable.
---------------- --------------------------------------------------------------
(g)              Not applicable
---------------- --------------------------------------------------------------
(h)              Not applicable.
---------------- --------------------------------------------------------------
* Previously filed